Exhibit 1.01(b)

JARDEN CORPORATION

CONFLICT MINERALS REPORT

For the year ended December 31, 2015

This Conflict Minerals Report of Jarden Corporation (together with its subsidiaries, “Jarden”, the “Company”, “us”, “our” or “we”) for the calendar year ended December 31, 2015 (the “2015 Reporting Period”) is provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 (the “SEC Statement”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

This Report outlines the steps we undertook in accordance with Rule 13p-1, Form SD and the SEC Statement in connection with the existence of columbite-tantalite (coltan), cassiterite, gold, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”) in products we manufacture or contract to manufacture. Early in 2013, Jarden created a cross-divisional working group tasked with developing policies and procedures consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (Second Edition OECD 2013) (the “OECD Framework”).Through this working group, our diligence measures were designed to adhere, in all material respects, with the internationally-recognized OECD Framework.

On April 15, 2016, Jarden became a direct wholly-owned subsidiary of Newell Brands Inc., as a result of a series of merger transactions (the “Jarden Acquisition”). The Jarden Acquisition was effected pursuant to an Agreement and Plan of Merger, dated as of December 13, 2015 between Newell Rubbermaid Inc. (“Newell Rubbermaid”), Jarden and two wholly-owned subsidiaries of Newell Rubbermaid. Following the Jarden Acquisition, Newell Rubbermaid was renamed Newell Brands Inc.

This Conflict Minerals Report relates solely to the operations of Jarden as of December 31, 2015, and as such does not contain information with respect to the operations of Newell Rubbermaid for the 2015 Reporting Period.

Introduction

Jarden operates in three primary business segments through a number of well recognized brands.

SEGMENT	Key Brands
Branded Consumables:

Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®,

Diamond®, Envirocooler® Fiona®, First Alert®, First Essentials®,

Hoyle®, Kerr®, Lehigh®, Lifoam®, Lillo®, Loew Cornell®,

Mapa®,Millefiori®, NUK®, Pine Mountain®, Quickie®, Spontex®,

Tigex®, Waddington, Yankee  Candle®, YOU®

Consumer Solutions:	Bionaire ®, Breville ®, Cadence ®, Crock-Pot ®, FoodSaver ®
Health o meter ®, Holmes ®, Mr. Coffee ®, Oster ®, Patton ®,
White Mountain ®

Outdoor Solutions:	Abu Garcia ®, AeroBed ®, Berkley ®, Campingaz ®, Coleman ®,
Dalbello ®, ExOfficio ®, Fenwick ®, Greys ®, Gulp! ®, Hardy®,
Invicta ®, Jostens ®, K2 ®, Marker ®, Marmot ®, Mitchell ®
Neff ®, PENN ®, Rawlings®, Squadra ®, Shakespeare ®,
Stearns ®, Stren ®, Trilene ®, Vôlkl ®, Zoot ®

Our business units outsource the manufacturing of certain of our products to outside manufacturers. The component parts incorporated into those products are sourced by our manufacturing partners and suppliers.

Our position in the supply chain is as a remote downstream purchaser, several levels removed from the actual mining of the Conflict Minerals. We do not make purchases of raw ore or unrefined Conflict Minerals from the Democratic Republic of Congo or an “adjoining country” (as defined in Form SD) (collectively, the “Covered Countries”) and we do not source any products or components directly from the Covered Countries. In light of our remote position in the supply chain, we must rely upon our suppliers (and their multiple sub-suppliers and intermediaries) for information on and verification of the chain of custody of Conflict Minerals contained in our products.

Due Diligence Process

Each business segment, through its separate units, evaluated the products it manufactured and the related purchased components to determine whether they contained any Conflict Minerals. Based on those reviews, products containing Conflict Minerals necessary to their functionality or production were identified, together with the supplier or suppliers of the relevant components or parts.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) as required by Item 1.01 of Form SD with respect to the 2015 Reporting Period. A standard questionnaire, as developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”), was distributed to identified suppliers of components or parts containing Conflict Minerals to determine the country of origin of the Conflict Minerals used therein or whether such Conflict Minerals were sourced from recycled or scrap materials. The questionnaire requested information on Conflict Minerals in components or parts supplied to Jarden during the 2015 Reporting Period and contained questions as to the source and origin of the necessary Conflict Minerals contained in the relevant products. Questionnaires were sent to 978 suppliers and we received 668 valid responses. Of the valid responses, 664 indicated that the Conflict Minerals in the supplied components or parts did not originate in the Covered Countries. Four responses indicated that the Conflict Minerals in the supplied components or parts originated in the Covered Countries from one smelter that is not certified by a recognized body as Conflict-Free.

The remaining 310 suppliers (32%) either did not respond, or did not respond completely, despite our repeated attempts to follow-up and secure their cooperation. Although we are continuing our efforts to obtain executed questionnaires from non-responsive suppliers, because 32% of suppliers surveyed have not responded fully to our supply chain survey (described below) or our repeated attempts to follow-up and secure their cooperation, the Company was unable to conclude definitively, based solely on the Company’s RCOI evaluation, that the Conflict Minerals in its products that were not sourced from recycled or scrap materials did not originate in the Covered Countries. The Company subsequently conducted due diligence to ascertain the source of origin of the Conflict Minerals in its products and, in particular, to determine if any of such minerals were sourced from the Covered Countries and directly or indirectly contributed to or financed conflict in that region. As a result of the Company’s RCOI, the Company has reason to believe that four of its suppliers in its supply chain are sourcing Conflict Minerals from Covered Countries. Therefore, the company has filed this Conflicts Mineral Report as required by Form SD.

Based on information obtained to date, the Company has no basis for concluding that any of these sources directly or indirectly benefit or finance armed groups in the Covered Countries. Further investigation into these sources will be carried out in 2016.

Conformity with OECD Framework.

In accordance with Rule 13p-1, we designed our Conflict Mineral Compliance Program to conform, in all material respects, with the five-step process outlined in the OECD Framework. In addition, our diligence measures relied upon information and templates obtained from EICC/GeSI relating to Conflict Minerals, including the Conflict Free Smelter Program (“CFSI”). The five-step process identified within the OECD Framework includes: (1) establishing strong company management systems; (2) identifying and assessing supply chain risk; (3) designing and implementing a risk response strategy; (4) third party auditing of our due diligence practices; and (5) reporting annually on supply chain due diligence. This Conflict Minerals Report outlines the measures taken by us in accordance with the OECD Framework during the reporting period.

As part of our Compliance Program, Jarden adopted a Conflict Minerals Policy (the “Policy”) and Code of Conduct). A copy of our Policy and Code of Conduct can be found on the Newell Brands website at http://jarden.newellbrands.com/suppliers. Our Form SD and this Conflict Minerals Report can be found on the Newell Brands website at http://ir.newellbrands.com/investor-relations/sec-filings/default.aspx. The content of websites referred to herein is included for general information only and is not incorporated by reference into this Conflict Minerals Report or our Form SD.

Risk Assessment. Our various business units rely on their direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to them. During the 2015 Reporting Period, each of our business units reviewed their products to determine if products may contain Conflict Minerals. As a result of that review, a supply-chain survey was conducted using the EICC/GeSI Conflict Minerals Reporting Template (Template). Questionnaires were sent to 978 suppliers and we received 668 valid responses. Of the valid responses, 664 indicated that the Conflict Minerals in the supplied components or parts did not originate in the Covered Countries. Four responses indicated that the Conflict Minerals in the supplied components or parts originated in the Covered Countries from one smelter that is not certified by a recognized body as Conflict-Free; 310 suppliers either did not complete the questionnaire or sent incomplete responses. We received complete responses from 68% of our suppliers. We are continuing our efforts to obtain complete responsive questionnaires.

Control Systems. As noted above, Jarden adopted a Policy and Code of Conduct through which we manage our supply chain risk identification and assessment processes, as well as engage with our suppliers and manufacturers to mitigate the risk that any Conflict Minerals contained in our products are sourced from mines or smelters in the Covered Countries that directly or indirectly benefit or finance armed groups in that region. In particular, we are continuing to audit our suppliers and have sought their cooperation and assistance in ensuring that Conflict Minerals used in our products are sourced reliably and responsibly.

Our success in making determinations about the potential presence of Conflict Minerals in our products depends upon various factors including, but not limited to, the respective due diligence efforts of our suppliers and their supply chain and their respective willingness, whether public or private entities, to disclose such information to us, and the ability of the involved entities in making their determinations in accordance with nationally or internationally recognized standards, including the OECD Guidance. The failure to obtain reliable information from any level of our supply chain could have a material impact on our future ability to report on the presence of Conflict Minerals with any degree of certainty.

Risk Mitigation in 2016.

During calendar year 2016, Jarden intends to conduct further follow-up with the remaining 32% of its suppliers that, to date, have been non-responsive to our information requests. In addition, further investigation into the suppliers indicating they are sourcing from Covered Countries will be conducted in 2016. However, given our remote position in the supply chain, we are reliant upon the cooperation of our manufacturers and suppliers. There can be no assurance that our manufacturers or suppliers will continue to cooperate with our information inquiries and requests for certifications or provide documentation or other evidence we consider reliable or in a time frame sufficient to allow us to make our own reasonable determination and comply with our reporting requirements under Rule 13p-1.

We continue to support independent third-party audits of smelters and refiners through the CSFI or other third-party certification schemes. We will also continue our efforts through relevant trade associations to assist in the definition and improvement of best practices and enhancing supply chain leverage.

Conclusion.

We are not able to ensure conclusively, based solely on the Company’s RCOI evaluation, that the ultimate origin of a small percentage of the Conflict Minerals contained in certain of our products do not directly or indirectly benefit or finance armed groups in the Covered Countries. Nonetheless, we have found no basis for concluding, based upon the information we have obtained to date, that any of the Conflict Minerals contained in our products directly or indirectly benefit or finance armed groups in the region. However, we are continuing our efforts to obtain definitive information from the four suppliers that indicated that they have sourced Conflict Minerals from the Covered Countries and from non-responsive suppliers.

Independent Third Party Audit.

In accordance with the SEC Statement, and as otherwise allowed under Rule 13p-1, this Report has not been subject to an independent private sector audit.